

02048933



FORM 11-K

Commission File No. 001-16189

PROCESSED

p JUL 1 8 2002

THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

of the

SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

NISOURCE INC. TAX DEFERRED SAVINGS PLAN

NiSource Inc.
801 E. 96th Avenue
Merrillville, IN 46410

NiSource Inc.
Tax Deferred Savings Plan

Financial Statements as of December 31, 2001 and 2000 and for the Year Ended December 31, 2001, Supplemental Schedule as of December 31, 2001, and Independent Auditors' Report

NISOURCE INC. TAX DEFERRED SAVINGS PLAN

TABLE OF CONTENTS

*   Supplemental schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee of the
NiSource Inc. Tax Deferred Savings Plan
Merrillville, Indiana:

We have audited the accompanying statement of net assets available for benefits of the NiSource Inc. Tax Deferred Savings Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2001 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2001 financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2001 financial statements taken as a whole.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Indianapolis, Indiana
July 12, 2002

Note: This Report of Independent Public Accountants is a copy of a previously issued Report of Arthur Andersen LLP ("Report"), that was filed as an exhibit to the Form 11-K for the NiSource Inc. Tax Deferred Savings Plan for the year ended December 31, 2000, and includes Arthur Andersen LLP's consent dated June 26, 2001 to the incorporation of the Report into the Registration Statements on Form S-8 Registration Statement No. 33-30619; Form S-8 Registration Statement No. 33-30621; Form S-8 Registration Statement No. 333-08263; Form S-8 Registration Statement No. 333-19981; Form S-8 Registration Statement No. 333-19983; Form S-8 Registration Statement No. 333-19985; Form S-3 Registration Statement No. 333-26847; Form S-8 Registration Statement No. 333-59151; Form S-8 Registration Statement No. 333-59153; Form S-3 Registration Statement No. 333-69279; Form S-8 Registration Statement No. 333-72367; Form S-8 Registration Statement No. 333-72401; Form S-3 Registration Statement No. 333-76645 and Form S-3 Registration Statement No. 333-76909 ("Registration Statements"). The registrant has been unable to obtain a reissued Report or a currently dated consent to the incorporation of this previously issued Report into the Registration Statements. While the extent of any resulting limitations on recovery by investors is unclear, the lack of a currently dated consent could limit the time within which any such actions by investors against Arthur Andersen LLP for liabilities arising under Section 11 of the Securities Act of 1933 must be brought.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of
NiSource Inc.
Tax Deferred Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the NISOURCE INC. TAX DEFFERED SAVINGS PLAN as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets availabl for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information requirement by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP
Chicago, Illinois
June 5, 2001

NISOURCE INC. TAX DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Investments, at fair value:		
Mutual funds	$ 941	$ 101,344,460
Common stock fund	1,316	43,629,361
Participant loans	7,959	1,303,368
Total investments	10,216	146,277,189
Receivables:		
Participant contributions	-	197,590
Employer contributions	-	281,029
Total receivables	-	478,619
Total assets	10,216	146,755,808
LIABILITY:		
Transfer to merged plan	10,216	-
NET ASSETS AVAILABLE FOR BENEFITS	$ -	$ 146,755,808

See notes to financial statements.

NISOURCE INC. TAX DEFERRED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001

ADDITIONS:	
Contributions:	
Participant	$ 6,436,066
Employer	313,539
Rollovers	1,728,582
Other	101,394
Total contributions	8,579,581
DEDUCTIONS:	
Investment (loss) income:	
Net depreciation in fair value of investments	(20,825,915)
Dividends and interest	3,633,837
Investment loss, net	(17,192,078)
Benefits paid to participants	(9,444,580)
Transfers to merged plan	(128,698,409)
Administrative expenses	(322)
Total deductions	(155,335,389)
NET DECREASE	(146,755,808)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	146,755,808
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ -

See notes to financial statements.

NISOURCE INC. TAX DEFERRED SAVINGS PLAN

1. DESCRIPTION OF PLAN

The following description of the NiSource Inc. Tax Deferred Savings Plan (the "Plan") provides general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General – The Plan was established effective May 1, 1984. It is a defined contribution plan available to substantially all active nonbargaining unit employees of NiSource Inc. and its applicable subsidiaries (the "Company") that adopt the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Plan Administration – The Company serves as administrator and sponsor of the Plan. The Company maintains an administrative committee appointed by the Board of Directors which has the responsibility to assist the Company in administering the Plan. Fidelity Management Trust Company (the "Trustee") holds all of the Plan's assets and executes all investment transactions.

Contributions – Each year, participants may contribute up to 20% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans and amounts, after-tax, from bonuses and unused vacation pay. Contributions are subject to certain limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers eight mutual funds and one common stock fund as investment options for participants.

The Company contributes an amount equal to 1/9th of a participant's pretax contribution that is invested in the Company's Common Stock Fund. Matching contributions must remain invested in the Company's Common Stock Fund until final distribution. These contributions are not available for hardship or loan withdrawals but may be used to determine the amount available for a loan.

The Company contributes a discretionary profit sharing amount to certain employees of designated affiliates of the Company who are not eligible to receive an annual contribution made by the respected affiliate on their behalf. Such employees are eligible for this contribution on the first day of employment with the designated affiliate and must be employed by the affiliate on the last day of the applicable year. The contribution is determined by the Board of Directors each year, not to exceed 8% of each qualifying employee's annual contribution, as defined by the Plan. The contribution is allocated as a lump-sum amount into each qualifying employee's account during the first quarter of the year following the end of a Plan year.

Rollovers from Other Qualified Employer Plans - The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan. These amounts are reflected in participant contributions in the accompanying statements of changes in net assets available for benefits.

Participant Accounts – Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of certain administrative expenses.

Vesting – The interest of a participant or a former participant in all of his or her tax-deferred and after-tax contribution account, including the Company matching portion, shall at all times be nonforfeitable and fully vested. The interest of a participant or a former participant in profit sharing contributions made by the Company will fully vest and become nonforfeitable after two years of service with the Company.

Participant Loans – Participants that have participated in the Plan for at least one year may borrow from their pretax fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at rates that range from 6.0% to 11.0%, which are commensurate with local prevailing rates as determined by the provisions of the Plan and subject to periodic review by the administrative committee. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years, unless the loan is to purchase the participant's primary residence.

Payment of Benefits – All amounts distributed from a participant's account following termination of employment shall be distributed in one lump sum amount, in cash, or, if elected by the participant or beneficiary, in shares of NiSource Inc. Common Stock based on the number of whole shares allocated to the NiSource Inc. Common Stock Fund for the participant. If the amount payable under the Plan to any participant or beneficiary is less than or equal to $5,000, the committee will direct that such amount be paid in a lump sum.

Forfeitures – At December 31, 2001 and 2000, forfeited, non-vested accounts, representing the portion of the Company's profit sharing contributions, totaled $0 and $8,755, respectively. These amounts were reallocated to the remaining participant accounts.

Voting Rights of NiSource Inc. Common Stock Fund Participants – Each participant in the NiSource Inc. Common Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders, all shares of NiSource Inc. common stock (including fractional shares), represented by the value of the participant's interest in the NiSource Inc. Common Stock Fund.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan were prepared using the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the record date.

Payment of Benefits – Benefits are recorded when paid.

Administrative Expenses – Administrative expenses of the Plan are paid by the Company. Certain other expenses of the Plan such as investment manager fees and broker fees are paid by the Plan.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's assets at December 31:

	2001	2000
* NiSource Inc. Common Stock Fund	$ 1,316	$ 43,629,361
Fidelity Magellan Fund	208	54,599,835
Fidelity Growth and Income Fund	214	22,032,352
Fidelity Retirement Money Market Fund	-	11,949,258
Spartan U.S. Equity Index Fund	519	2,823,799

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$ (10,237,136)
Common stock fund	(10,588,779)
	$ (20,825,915)

The Plan provides for investments in mutual funds and common stock that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying Statements of Net Assets Available for Benefits.

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the assets and the significant components of the changes in net assets relating to the nonparticpant-directed investments is as follows:

	December 31,	
	2001	2000
*Net assets:		
NiSource Inc. Common Stock Fund	$ 1,316	$ 43,629,361

	Year Ended December 31, 2001
*Changes in net assets:	
Participant contributions	$ 3,133,914
Company contributions	433,141
Interest and dividends	1,618,557
Net depreciation	(10,588,779)
Benefits paid to participants	(2,069,335)
Net exchanges between investment options	(4,400,722)
Transfers out	(31,810,046)
Other	55,225
	$ (43,628,045)

* Includes participant-directed assets

5. **RELATED-PARTY TRANSACTIONS**

The Plan invests in common stock of the Company and any investment transactions involving the NiSource Inc. common stock qualify as party-in-interest transactions. Additionally, certain Plan investments are shares of mutual funds managed by the Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee, as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

6. **TAX STATUS**

The Internal Revenue Service (the "IRS") has determined and informed the Company by a letter dated June 20, 1996, that the Plan is designated in accordance with applicable sections of the Internal Revenue Code (the "IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan administrator submitted a letter to the IRS, dated February 28, 2002, requesting a new determination.

7. **RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500**

The following is reconciliation of net assets available for benefits per the financial statements at December 31, 2001 to Form 5500.

	2001
Net assets available for benefits per the financial statements	$ -
Amounts allocated to merged plan	10,216
Net assets available for benefits per the Form 5500	$ 10,216

The following is a reconciliation of transfers, net per the financial statements for the year ended December 31, 2001, to Form 5500:

Transfers, net per the financial statements	$ 128,698,409
Less: Amounts allocated to merged plan	(10,216)
Transfers, net per Form 5500	$ 128,688,193

Amounts allocated to transfers, net are not recorded on the Form 5500 for transfers that have been approved prior to December 31, 2001, but not yet paid as of that date.

8. **PLAN MERGER**

Effective January 1, 2002, the Plan merged with the Columbia Savings Plan (the "Columbia Plan"). Substantially all of the assets of the Plan were transferred to the Columbia Plan prior to December 31, 2001. The remaining assets were transferred in January, 2002. The name of the Columbia Plan was subsequently changed to NiSource Inc. Retirement Savings Plan.

* * * * * *

NISOURCE INC.
TAX DEFERRED SAVINGS PLAN

EIN: 35-1719974, PLAN NUMBER 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD AS OF DECEMBER 31, 2001

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral and Par or Maturity Value	Cost	Fair Value
* NiSource Inc.	Common Stock Fund	$ 1,031	$ 1,316
* Fidelity Investments	Magellan Fund	**	208
* Fidelity Investments	Growth and Income Fund	**	214
* Fidelity Investments	Spartan U.S. Equity Index Fund	**	519
* Various Plan Participants	Participant Loans (interest rates ranging from 6.0-11.0% and maturity dates ranging from January 1, 2002 to August 22, 2031	**	7,959
	Total assets held at end of year		$10,216

* Denotes a party-in-interest

** Cost omitted for participant directed investment

- 9 -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NISOURCE INC.
TAX DEFERRED SAVINGS PLAN

By

Michael W. O'Donnell
Executive Vice President and
Chief Financial Officer, NiSource Inc.
Member, Administrative Committee

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in these Registration Statements of NiSource Inc. on Post-Effective Amendment on Form S-8 to Form S-4 File No. 333-33896-01 and on Post-Effective Amendment on Form S-3 to Forms S-4 File No. 333-33896 and File No. 333-33896-01 of our report dated July 12, 2002, appearing in the Annual Report on Form 11-K of the NiSource Inc. Tax Deferred Savings Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Indianapolis, Indiana
July 15, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25

Commission File Number: 001-16189

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [X] Form 11-K [ ] Form 20-F [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended:___December 31, 2001_____

[ ] Transition Report on Form 10-K   [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F   [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:_____

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I. Registrant Information

Full Name of Registrant _NiSource Inc._____

Former Name if Applicable

_____

Address of Principal Executive Office (*Street and number*)

_____801 East 86th Avenue_____

City, State and Zip Code ____Merrillville, Indiana 46410_____

Part II. Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Form 11-K for the **NiSource Inc. Tax Deferred Savings Plan** could not be filed within the prescribed time period for the following reasons: (1) during the process of auditing these plans, NiSource Inc. experienced a delay due to a change in auditors from Arthur Andersen to Deloitte & Touche; and (2) as of the end of December 2001, five plans, including the registrant plan, were merged, and information from one of the former plan administrators was not provided in a timely manner.

Part IV. Other Information

(1)   Name and telephone number of person to contact in regard to this notification

Stephen R. Gallas	(219) 647-6131
(Name)	(Area Code) (Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [   ] No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[   ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_____
NiSource Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 27, 2002   By: _____

                                             Dennis W. McFarland

                                             Title: Vice President & Treasurer

       Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

DOCS2: 613943.1